FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica - Financial Highlights for the period January - March 2019

FINANCIAL HIGHLIGHTS

•	Improving trends in revenue growth, net income and earnings per share.

•	Solid growth in value accesses: LTE (+18% y-o-y; +4.1m quarterly net additions), mobile contract (+6%; +1.1m), smartphones (+3%), FTTx/Cable (+18%; +0.4m), Pay TV (+3%).

•

Organic revenue growth acceleration (+3.8% y-o-y; +0.8 p.p. vs. Q4 18), with improved service revenues (+2.6% y-o-y, +1.3 p.p. vs. Q4 18). Revenues in the quarter totalled €11,979m (-1.7% reported y-o-y).

•	OIBDA (€4,264m in January-March) up 10.3% y-o-y in the quarter (+1.0% in organic terms) impacted by special factors amounting to +€534m:

•

i) adoption of reporting standard IFRS 16 (+€414m), ii) capital gains from the assignment of future rights linked to a portfolio of claims in Spain (+€103m), iii) net capital gains on sale of companies (+€86m, mainly Antares), iv) restructuring costs (-€47m) and v) hyperinflation adjustment in Argentina (-€22m).

•	Net income reached €926m in the quarter, +10.6% y-o-y (€0.16 per share; +33.8%).

•	Increasing relevance with our customers; higher satisfaction and better quality.

•	51.8m premises passed with proprietary FTTx/cable network (+13% y-o-y); LTE coverage of 78% (+5 p.p.).

•	E2E Digital Transformation Programme: 66% of processes digitalised and real-time managed (+4 p.p. y-o-y).

•	Significant cash flow generation improvement, accelerating debt reduction.

•	Free cash flow (€1,408m in January-March 2019) multiplied by 2.6x vs. January-March 2018.

•	Net debt (€40,381m at March; -5.7% y-o-y) decreased for the 8th consecutive the quarter (-€693m) to €38.7bn once including post-closing events of c.a. €1.7bn.

•	The Company reiterates its guidance and dividend announced for 2019.

•

T. España; differentiated value offering allowed for accelerating y-o-y service revenue growth (+0.8% organic; +0.3 p.p. vs. Q4 18) and a sequential improvement in OIBDA (+3.0 p.p.), with an efficient cost management.

•

T. Brasil; growth in value customers (mobile contract and FTTx), confirmation of the improved y-o-y revenue growth trend (+1.7%; +1.2 p.p. sequentially) and OIBDA margin expansion for the 9th straight quarter (+0.5 p.p.).

•	T. Deutschland; strong net quarterly additions in mobile contract (+306k, x1.9 y-o-y), sustained growth in revenues (+0.7% in organic terms) and sequential OIBDA improvement (+3.8 p.p.).

•	T. UK; positive performance in the quarter of revenues (+5.3% y-o-y in organic terms), OIBDA (+3.4%) and OpCF (+5.8%) and a market leading contract churn.

•	T. Hispam Sur; elevated growth rates in revenues and OIBDA (+15.2% and +7.0% y-o-y in organic terms respectively), highlighting improved trends in Chile and Peru.

•	T. Hispam Norte; back to revenue growth (+1.2% y-o-y; +3.6 p.p. sequentially), despite competitive intensity across the region, highlighting Colombia’s positive performance (commercial and financial).

Comments of José María Álvarez-Pallete, Chairman and Chief Executive Officer:

“We have started the year by extending our leadership in fibre and 4G deployment, testing new 5G capabilities and making progress in the UNICA virtualisation programme, allowing us to continue gaining customer relevance through better experience and higher average lifetime.

The first quarter results showed a significant improvement in revenue growth trends and double-digit growth in net income and earnings per share. Strong cash generation, which was three times higher than the figure reported in the first quarter of the previous year, allowed for an acceleration in debt reduction, for the 8th consecutive quarter, further strengthening our balance sheet.

As a result, we reiterate the dividend and guidance announced for 2019”.

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March		% Chg
	2019	2018	Reported		Organic
Revenues	11,979	12,190	(1.7)		3.8
Telefónica España	3,108	3,098	0.3		0.3
Telefónica Deutschland	1,779	1,767	0.7		0.7
Telefónica UK	1,691	1,586	6.6		5.3
Telefónica Brasil	2,563	2,705	(5.2)		1.7
Telefónica Hispam Sur (1)	1,612	1,833	(12.1)		15.2
Telefónica Hispam Norte (2)(3)	971	971	(0.0)		1.2
Other companies & eliminations	256	230	11.4		9.2
Telxius	219	180	21.5		18.7

OIBDA	4,264	3,864	10.3		1.0
Telefónica España	1,350	1,224	10.3		(1.4)
Telefónica Deutschland	522	403	29.5		(0.2)
Telefónica UK	504	430	17.3		3.4
Telefónica Brasil	1,050	982	6.9		3.1
Telefónica Hispam Sur (1)	441	517	(14.6)		7.0
Telefónica Hispam Norte (2)(3)	263	258	1.9		(14.9)
Other companies & eliminations	134	51	n.m.		32.0
Telxius	129	86	50.1		18.2

OIBDA margin	35.6%	31.7%	3.9	p.p.	(0.9	p.p.)
Telefónica España	43.4%	39.5%	3.9	p.p.	(0.7	p.p.)
Telefónica Deutschland	29.4%	22.8%	6.5	p.p.	(0.2	p.p.)
Telefónica UK	29.8%	27.1%	2.7	p.p.	(0.5	p.p.)
Telefónica Brasil	40.9%	36.3%	4.6	p.p.	0.5	p.p.
Telefónica Hispam Sur (1)	27.4%	28.2%	(0.8	p.p.)	(2.0	p.p.)
Telefónica Hispam Norte (2)(3)	27.1%	26.6%	0.5	p.p.	(4.3	p.p.)
Other companies & eliminations	52.3%	22.0%	30.3	p.p.	4.4	p.p.
Telxius	58.8%	47.6%	11.2	p.p.	(0.2	p.p.)

Operating Income (OI)	1,650	1,638	0.7		(0.1)

Net income attributable to equity holders of the Parent	926	837	10.6
Basic and diluted earnings per share (euros)	0.16	0.12	33.8

CapEx	1,554	1,490	4.3		11.2
Telefónica España	377	346	9.0		9.2
Telefónica Deutschland	252	197	28.3		28.3
Telefónica UK	185	183	1.4		0.2
Telefónica Brasil	396	388	2.1		9.6
Telefónica Hispam Sur (1)	243	251	(3.4)		33.8
Telefónica Hispam Norte (2)	78	53	46.8		16.6
Other companies & eliminations	22	73	(69.3)		(69.2)
Telxius	9	57	(83.6)		(83.6)

Spectrum	18	7	161.5		141.7
Telefónica España	—	—	—		—
Telefónica Deutschland	—	—	—		—
Telefónica UK	—	—	—		—
Telefónica Brasil	—	—	—		—
Telefónica Hispam Sur (1)	—	7	—		—
Telefónica Hispam Norte (2)	18	—	n.m.		n.m.

OpCF (OIBDA-CapEx)	2,710	2,374	14.2		(5.3)
Telefónica España	973	878	10.8		(5.6)
Telefónica Deutschland	270	207	30.7		(25.6)
Telefónica UK	319	247	29.0		5.8
Telefónica Brasil	654	594	10.0		(1.2)
Telefónica Hispam Sur (1)	199	266	(25.2)		(17.1)
Telefónica Hispam Norte (2)	185	205	(9.7)		(22.8)
Other companies & eliminations	112	(22)	c.s.		c.s.
Telxius	120	29	n.m.		n.m.

-	Reconciliation included in the excel spreadsheets.

Notes:

-	January-March 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-March 2018 results reported under prior accounting IAS 17.
-	OIBDA and OI are presented before brand fees and management fees.
(1)	Telefónica Hispam Sur includes Argentina, Chile, Peru and Uruguay
(2)	Telefónica Hispam Norte includes Colombia, Mexico, Venezuela, Central America and Ecuador.
-	Group consolidated results deconsolidate Telefónica Guatemala’s results since 1 January 2019 and Antares’ results since 1 February 2019.

Organic criteria 2019: Assumes average constant foreign exchange rates of 2018, except for Venezuela (2018 and 2019 results converted at the closing synthetic exchange rate for each period) and excludes the hyperinflation adjustment in Argentina. Considers constant perimeter of consolidation. Excludes the effects of the accounting change to IFRS 16, write-offs, capital gains/losses from the sale of companies, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the “Company” or “Telefónica”) or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company’s results and other aspects related to the activity and situation of the Company.

The Statements can be identified, in certain cases, through the use of words such as “forecast”, “expectation”, “anticipation”, “aspiration”, “purpose”, “belief” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.

Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company’s business, in its business development strategy or any other unexpected circumstance.

This document may contain summarized, non-audited or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 45 of the 2019 first quarter Interim Management Statement submitted to the Spanish National Securities Market Commission (CNMV). Moreover, recipients of this document are invited to read our consolidated financial statements and consolidated management report for the year 2018 submitted to the CNMV, in Note 2, page 17, of the pdf filed.

Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

For further information please refer to the information on 2019 first quarter financial results filed by the Company and also available on the Company’s website: www.telefonica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 10, 2019	By:	/s/ Laura Abasolo García de Baquedano
		Name:	Laura Abasolo García de Baquedano
		Title:	Chief Finance and Control Officer